EXHIBIT 99.1

WF International Limited Announces Pricing of Initial Public Offering and Listing on the Nasdaq Capital Market

Chengdu, CHINA – March 31, 2025 (GlobeNewswire) -- WF International Limited (the “Company”), an integrated electromechanical solutions company specializing in the supply, installation, fitting-out, and maintenance of HVAC systems, floor heating systems, and water purification systems, today announced the pricing of its initial public offering (the “Offering”) of 1,400,000 ordinary shares at a public offering price of $4.00 per share (the “Offering Price”) to the public. The Company expects to receive aggregate gross proceeds of $5,600,000, before deducting underwriting discounts and other related expenses. The Company’s ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to begin trading on April 1, 2025, under the ticker symbol “WXM.”

The Company has granted the underwriters a 45-day option to purchase up to an additional 210,000 ordinary shares at the Offering Price, representing 15% of the ordinary shares sold in the Offering.

The Offering is expected to close on April 2, 2025, subject to the satisfaction of customary closing conditions.

The Benchmark Company, LLC and Axiom Capital Management, Inc. are acting as joint book-running managers for the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-275382), as amended, and was declared effective by the SEC on December 20, 2024. A post-effective amendment to the registration statement on Form F-1 relating to the Offering (File No. 333-275382) was filed with the SEC and was declared effective by the SEC on March 26, 2025. The offering of the securities is being made only by means of a prospectus, forming a part of the registration statement. Electronic copies of the final prospectus relating to the Offering, when available, may be obtained by visiting the SEC’s website located at http://www.sec.gov or by contacting The Benchmark Company, LLC, Attention: Prospectus Department, 150 E. 58th Street, 17th floor, New York, NY 10155, by email at prospectus@benchmarkcompany.com, or by telephone at (212) 312-6700. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About WF International Limited

WF International Limited specializes in the supply, installation, fitting-out, and maintenance services for HVAC systems, floor heating systems, and water purification systems. With extensive experience serving commercial projects and high-end commercial and residential projects throughout Sichuan, China, the Company has established itself as a trusted provider of premium electromechanical solutions.

The Company’s portfolio includes installations for projects such as the International Finance Square HVAC projects across China, Chengdu Vanke Charm City, Chengdu Raffles Plaza, Chengdu Yinshi Plaza, Chengdu Metro No. Ten Line, and Panzhihua Jinhai Hotel.

Since 2017, WF International has expanded its service offerings to include comprehensive heating and water purification solutions, positioning itself as an integrated supplier of both electromechanical products and installation services for large-scaled commercial projects and commercial real estate development clients that offer high-end fully furnished homes. For more information, please visit our website at www.wf.international.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” and “continue.” These statements are based on current expectations and projections about future events that may affect our financial condition, results of operations, business strategy, and financial needs. Actual results may differ materially due to risks and uncertainties, including those in our “Risk Factors” section in the registration statement filed with the SEC. These factors include, but are not limited to: the uncertainties related to market conditions, the completion of the Offering on the anticipated terms or at all, industry growth and competition, COVID-19 impacts, supplier and customer dependencies, project execution capabilities, expansion plans, economic and political conditions, and technological changes. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results. Investors should not place undue reliance on forward-looking statements. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com